DIGITAL REALTY TRUST, INC.

2730 Sand Hill Road, Suite 280

Menlo Park, California 94025

February 2, 2005

VIA EDGAR TRANSMISSION AND FACSIMILE

(202) 942-9635

Elaine Wolff, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Digital Realty Trust, Inc.

Registration Statement on S-11 Filed on January 18, 2005 (File No. 333-122099)

Dear Ms. Wolff:

In connection with our letter dated February 2, 2005 pursuant to which Digital Realty Trust, Inc. (the “Company”) requested acceleration of the effectiveness of the above-captioned Registration Statement, the Company hereby acknowledges:

1. should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact Julian Kleindorfer of Latham & Watkins LLP at (213) 891-8371 or Keith Benson of Latham & Watkins LLP at (415) 646-8307.

Very truly yours,

DIGITAL REALTY TRUST, INC.

By:	/s/ A. William Stein
Name:	A. William Stein
Title:	Chief Financial Officer and Chief Investment Officer

cc:	Michael McTiernan, Esq. United States Securities and Exchange Commission

Julian Kleindorfer, Latham & Watkins LLP